Exhibit 4.9

SHARE SUBSCRIPTION AGREEMENT

THIS AGREEMENT, dated June 30, 2025, is entered into

BETWEEN

(1)	HOTEL101 GLOBAL HOLDINGS CORP., an exempted company with limited liability incorporated under the laws of the Cayman Islands with the registered number 407992, having its registered office at the offices of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands (Company); and

(2)	[●], an individual with [●] passport number [●], of address [●] (Subscriber).

BACKGROUND

The Company desires to issue in aggregate [●] shares of its common stock to the Subscriber in connection with the services which shall be provided hereafter by the Subscriber who is a consultant and/or employee of the Company and/or the Company’s affiliates, including DoubleDragon Corporation (DoubleDragon).

AGREED TERMS

1. ISSUANCE AND SUBSCRIPTION OF THE SHARES

1.1	Subject to the terms and conditions hereinafter set forth, the Company shall issue to the Subscriber and the Subscriber hereby subscribes for [●] shares (Shares or Key Executive Shares), issued prior to closing pursuant to the Agreement and Plan of Merger dated April 8, 2024 by and among the Company and other parties, as amended.

1.2	The consideration for the Key Executive Shares is the services the Subscriber will provide as a key executive of the Company and/or the Company’s affiliates. The Key Executive Shares will be issued at $0.0642 per share (Subscription Price).

2. CONDITIONS ON THE SHARES

2.1	The Shares shall be registered in the name of the Subscriber upon closing of this Agreement.

2.2	The Subscriber shall have all the rights and privileges of a shareholder of the Company (including voting and dividend rights).

3. REPRESENTATIONS BY AND COVENANTS OF SUBSCRIBER

3.1	The Subscriber hereby acknowledges and represents that (i) during the course of this transaction, [he]/[she] has been furnished by the Company with information regarding the Company which [he]/[she] requested or desired to know; (ii) documents which could be reasonably provided have been made available for [his]/[her] inspection and review; and (iii) [he]/[she] has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the terms and conditions of this offering.

3.2	The Subscriber acknowledges that the Company has not provided any tax advice or information. The Subscriber acknowledges that [he]/[she] must retain [his]/[her] own professional advisors to evaluate the tax, and other, consequences of this Agreement and the transaction hereunder.

3.3	The Subscriber is acquiring and will hold the Shares for investment for his or her account only and not with a view to, or for resale in connection with, any “distribution” thereof within the meaning of the Securities Act.

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4. REPRESENTATIONS AND WARRANTIES OF THE ISSUER

The Issuer represents and warrants to the Subscriber that:

4.1	Incorporation: It is duly incorporated and in good standing under the laws of the Cayman Islands, with full power and authority to conduct its business as presently carried on, and is lawfully qualified to do business in those jurisdictions in which business is conducted by it.

4.2	Validity of Contracts: This Agreement (i) has been duly authorised, executed and delivered by the Issuer and constitutes valid and legally binding obligations of the Issuer, (ii) does not and will not breach any provision of any laws, regulations or rules applicable to the Issuer or any of its material assets, and (iii) does not and will not conflict with, result in a breach or violation of any term or provision of the Articles in effect as of the date hereof or any other constitutional document.

4.3	Validity of Key Executive Shares: The Key Executive Shares, once issued, will have been duly issued by the Issuer and will constitute valid and legally binding obligations of the Issuer.

4.4	Consents: No action or thing (other than those obtained) is required to be taken, fulfilled or done (including without limitation the obtaining of any consent or licence or the making of any filing or registration) for the issue of the Key Executive Shares, or the compliance by the Issuer with the terms of the Key Executive Shares, other than the approval by the existing shareholders of the Articles and concomitant issue of the Key Executive Shares.

4.4.1	No Litigation: There is no action, suit, arbitration or proceeding pending (or, to its knowledge, threatened) against the Issuer or affecting its property that, if determined adversely to its interests, would materially and adversely affect the Issuer’s ability to perform its obligations under the Agreement.

5. Conditions Precedent to Closing

The Issuer shall procure that the current shareholders of the Issuer pass a resolution to approve the issuance of the Key Executive Shares.

6. Closing

6.1	Upon satisfaction of the condition above and on receipt of the payment of the Subscription Price, the Issuer shall issue the Key Executive Shares and shall authorise and instruct the registered agent of the Issuer to register or cause the Subscriber to be registered as the holder of the Key Executive Shares in the Issuer’s register of members.

6.2	The Subscriber confirms the payment as directed by the Issuer of the Subscription Price for the Key Executive Shares on the date hereof.

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7. Communications

7.1	Addresses: Any communication shall be given by letter sent by internationally recognised courier or fax, to the Issuer at its registered office; and, to the Subscriber at the address indicated in the register of members of the Issuer or by fax or electronically mail, with a copy to:

Name: [●]

Address: [●]

Email: [●]

Attn: [●]

7.2	Effectiveness: Any such communication shall take effect:

7.2.1	in the case of a letter sent by internationally recognised courier, five working days after the date the sender releases such notice to the courier for delivery; or

7.2.2	in the case of fax or email, when actually received by the Issuer in readable form.

8. Further Assurances

Each Party to this Agreement shall act in good faith and take all necessary and reasonable actions to promptly execute and deliver such documents and provide such information, assistance and assurance as well as perform such acts as may reasonably be required for the purposes of giving full effect to this Agreement. Each Party shall also ensure to use all reasonable endeavours to procure that any necessary third party shall do the same.

9. Governing Law and Jurisdiction

9.1	Governing law

This Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands.

9.2	Jurisdiction

The courts of the Cayman Islands are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Agreement shall be brought in such courts.

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IN WITNESS WHEREOF the Parties have duly executed this Agreement relating to the Key Executive Shares issued by the Issuer on the date stated at the beginning of it.

SIGNATORIES

SIGNED for and on behalf of	)
HOTEL101 GLOBAL HOLDINGS CORP.	)
)
	)	By:
		Name:	[●]
		Position:	Director

By:
		Name:	[●]
		Position:	Director

SIGNED by [●]	)
)
)
)

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